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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Exact name of registrant as specified in its charter	Commission File Number

MSW Energy Holdings LLC	333-109049

MSW Energy Finance Co., Inc.	333-109049-01
c/o Covanta Holding Corporation
40 Lane Road, Fairfield New Jersey
(973) 882-9000
Telephone: (604) 696-3000
(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)
8½% Series B Senior Secured Notes Due 2010
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:	Less than 300 persons.

     Pursuant to the requirements of the Securities Exchange Act of 1934 MSW Energy Holdings LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 27, 2007	By:	/s/ Timothy J. Simpson
		Name:	Timothy J. Simpson
		Title:	Senior Vice President

     Pursuant to the requirements of the Securities Exchange Act of 1934 MSW Energy Finance Co., Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 27, 2007	By:	/s/ Timothy J. Simpson
		Name:	Timothy J. Simpson
		Title:	Senior Vice President

     Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.